UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Skinny Nutritional Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

830695102

(CUSIP Number)

Marc Cummins

Trim Capital LLC

c/o Prime Capital, LLC

135 East 57th Street, 11th Floor

New York, NY 10022

(212) 607-2576

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 19, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ ..

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	830695102	Page 2

1	name of reporting person i.r.s. identification no. of above person (entities only) Trim Capital LLC
2	check the appropriate box if a member of a group (A)☐ (B)☐
3	sec use only
4	source of funds PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Delaware
number of shares beneficially owned by each reporting person with	7	sole voting power 100,000,000[1] shares
	8	shared voting power 0 shares
	9	sole dispositive power 100,000,000[1] shares
	10	shared dispositive power 0 shares
11	aggregate amount beneficially owned by each reporting person 100,000,000[1] shares
12	check box if the aggregate amount in row (11) excludes certain shares
13	percent of class represented by amount in row (11) 11.1%
14	type of reporting person OO

____________________________________

1  Represents the maximum number of shares that are beneficially owned. See Item 4 of this Schedule 13D.

CUSIP No.	830695102	Page 3

1	name of reporting person i.r.s. identification no. of above person (entities only) Dachshund, LLC
2	check the appropriate box if a member of a group (A)☐ (B)☐
3	sec use only
4	source of funds PF/OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States of America
number of shares beneficially owned by each reporting person with	7	sole voting power 100,000,000[2] shares
	8	shared voting power 0 shares
	9	sole dispositive power 100,000,000[2] shares
	10	shared dispositive power 0 shares
11	aggregate amount beneficially owned by each reporting person 100,000,000[2] shares
12	check box if the aggregate amount in row (11) excludes certain shares
13	percent of class represented by amount in row (11) 11.1%
14	type of reporting person OO

____________________________________

2   Represents the maximum number of shares that are beneficially owned. See Item 4 of this Schedule 13D.

CUSIP No.	830695102	Page 4

1	name of reporting person i.r.s. identification no. of above person (entities only) Marc Cummins
2	check the appropriate box if a member of a group (A)☐ (B)☐
3	sec use only
4	source of funds PF/OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States of America
number of shares beneficially owned by each reporting person with	7	sole voting power 100,000,000[3] shares
	8	shared voting power 0 shares
	9	sole dispositive power 100,000,000[3] shares
	10	shared dispositive power 0 shares
11	aggregate amount beneficially owned by each reporting person 100,000,000[3] shares
12	check box if the aggregate amount in row (11) excludes certain shares
13	percent of class represented by amount in row (11) 11.1%
14	type of reporting person IN

 ____________________________________

3   Represents the maximum number of shares that are beneficially owned. See Item 4 of this Schedule 13D.

CUSIP No.	830695102	Page 5

Explanatory Note:

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) jointly filed with the Securities and Exchange Commission (the “SEC”) on July 9, 2012 by Trim Capital LLC, a Delaware limited liability company (“Trim”), Dachshund, LLC, the managing member of Trim (“Dachshund”), and Marc Cummins, the managing member of Dachshund (collectively, the “Reporting Persons”), with respect to the Reporting Persons’ beneficial ownership of shares of common stock, par value $0.001 per share, of Skinny Nutritional Corp. (the “Company”). Capitalized terms used in this Amendment without definition shall have the meanings ascribed to them in the Schedule 13D. This Amendment is being filed by the Reporting Persons to provide supplemental information with respect to the Unit Financing. The Schedule 13D is only being amended as expressly provided herein.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented with the following information:

Subsequent to the First Closing, on August 14, 2012, the Company sold an additional initial senior secured note to Trim in the aggregate principal amount of $270,000 in substantially the same form as the Initial Note and which was deemed part of the “Initial Note”. However, the Purchase Agreement provided that the Second Closing, subject to certain conditions, was to occur on or prior to August 28, 2012, which event has not occurred as of the date hereof.

Due to the foregoing, on October 19, 2012, the Company and Trim entered into a Standstill Agreement (the “Standstill Agreement”) pursuant to which the parties will continue their discussions regarding the status of, and obligations under, the Purchase Agreement. The Standstill Agreement provides that the parties will forebear from commencing or prosecuting any claims against the other or their respective affiliates during a 60-day standstill period and that Trim shall, subject to certain exceptions and conditions, abide by certain standstill provisions. The additional standstill provisions applicable to Trim include restrictions against: nominating or proposing any candidates for the Board or seeking the removal or replacement of any director of the Company; submitting a stockholder proposal under Rule 14a-8 of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”); filing a proxy or consent statement in opposition to the Company or otherwise obtaining or soliciting proxies or consents from any stockholders of the Company or participating in or making any solicitation related to Board matters; entering into any contract, arrangement or understanding with any person with respect to any securities of the Company; commencing or entering into any tender offer or exchange offer, merger, acquisition or other business combination or extraordinary transaction involving the Company or any of its subsidiaries; forming, joining or in any way participating in a “group” (as defined under the Exchange Act) with respect to the Company or its securities; otherwise acting, alone or in concert with others, to seek to influence the management, Board or policies of the Company or taking any action to seek the removal of any member of the Board, change the size of the Board, obtain additional representation on the Board, or taking any other action related to the management or the Board; making any adverse public statement regarding the Company or the Board; knowingly causing a public announcement regarding the foregoing or seeking a waiver of the standstill restrictions.

In addition, the parties agreed that during the standstill period, they will discuss a plan with respect to the obligations under the Purchase Agreement and the Initial Note. In addition, during such period the Company will consider various strategic and/or financing transactions in order to address its obligations under the Purchase Agreement and the Initial Note and to provide for additional working capital. In addition, the parties also agreed that during the standstill period, certain of the terms and conditions of the Purchase Agreement will be suspended, and the covenant against soliciting alternative transactions is terminated effective immediately.

The foregoing description of the Standstill Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Standstill Agreement, a copy of which is attached hereto as Exhibit E and incorporated herein by reference in its entirety.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The information contained on the cover pages to this Schedule 13D (including, without limitation, the footnotes thereto) and the information set forth in or incorporated in Item 2, Item 3 and Item 4 is incorporated herein by reference.

(a - b) As disclosed in Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2012, as of August 13, 2012 the Company had 799,485,875 shares of Common Stock issued and outstanding. Pursuant to Rule 13d-3(a), after the consummation of the transactions described in Items 3 and 4 of this Schedule 13D, the Reporting Persons may be deemed to beneficially own 100,000,000 shares of Common Stock, which would collectively represent 11.1% of the issued and outstanding shares of Common Stock, taking into account the issuance of such shares (provided that this number does not account for other shares of Common Stock the Company may issue prior to the consummation of the transactions described in Item 4 of this Schedule 13D). Following the Third Closing, Trim’s percentage ownership of the Common Stock of the Company is anticipated to be 65% of the Third Closing Fully Diluted Common Stock.

CUSIP No.	830695102	Page 6

Marc Cummins is the sole member of Dachshund, and Dachshund is the sole managing member of Trim. Therefore, Mr. Cummins will have voting and investment control over the shares of Common Stock to be held by Trim, and may be deemed to have beneficial ownership of such shares. Except to the extent of its ownership interest in Trim, Dachshund disclaims beneficial ownership of the Common Stock to be held by Trim. Except to the extent of his ownership interest in Dachshund and indirect ownership interest in Trim, Mr. Cummins disclaims beneficial ownership of the Common Stock to be held by Trim.

(c) Except as described in this Schedule 13D, none of the Reporting Persons has engaged in any transactions in the Common Stock during the past 60 days.

(d) Other than the Reporting Persons, except as set forth in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit A.	Securities Purchase Agreement, dated June 28, 2012, by and among Skinny Nutritional Corp. and Trim Capital LLC, incorporated by reference to Exhibit A to the Schedule 13D filed by the Reporting Persons on July 9, 2012.

Exhibit B.	Senior Secured Promissory Note, dated June 28, 2012, issued by Skinny Nutritional Corp. in favor of Trim Capital LLC, incorporated by reference to Exhibit B to the Schedule 13D filed by the Reporting Persons on July 9, 2012.

Exhibit C.	Consulting Agreement, dated June 28, 2012, between Skinny Nutritional Corp. and Marc Cummins, incorporated by reference to Exhibit C to the Schedule 13D filed by the Reporting Persons on July 9, 2012.

Exhibit D.	Joint Filing Agreement, dated July 9, 2012, between Trim Capital LLC, Dachshund, LLC and Marc Cummins, incorporated by reference to Exhibit D to the Schedule 13D filed by the Reporting Persons on July 9, 2012.

Exhibit E.	Standstill Agreement, dated October 19, 2012, between Skinny Nutritional Corp. and Trim Capital LLC.

CUSIP No.	830695102	Page 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2012	TRIM CAPITAL LLC

By: Dachshund, LLC, its managing member

By: /s/ Marc Cummins
Name: Marc Cummins
Title: Member

DACHSHUND, LLC

By: /s/ Marc Cummins
Name: Marc Cummins
Title: Member

/s/ Marc Cummins
Marc Cummins

Exhibit E

STANDSTILL AGREEMENT

This STANDSTILL AGREEMENT (this “ Agreement ”) is entered into as of this 19 th day of October, 2012 (the “ Effective Date ”), by and among Skinny Nutritional Corp., a Nevada corporation (the “ Company ”), and Trim Capital LLC, a limited liability company organized under the laws of the State of Delaware (“ Trim Capital ” or the “ Purchaser ”). The Company and the Purchaser may each be referred to separately as a “ Party ” and collectively as the “ Parties ”.

WHEREAS, Trim Capital and the Company have entered into a Securities Purchase Agreement, dated June 28, 2012, as amended on August 14, 2012 (together, the “ Purchase Agreement ”);

WHEREAS, pursuant to the Purchase Agreement, the Company sold to Trim Capital Senior Secured Promissory Notes in the aggregate principal amount of $1,270,000 (the “ Notes ”);

WHEREAS, among other transactions expressed therein, the Purchase Agreement contemplated that Trim Capital would purchase $7,730,000 of additional securities of the Company in accordance with the terms and conditions of the Purchase Agreement; and

WHEREAS, Trim Capital has informed the Company that it does not intend to effectuate the other transactions contemplated by the Purchase Agreement; and

WHEREAS, the Parties desire to reserve their rights as to the propriety of the actions of each of the Parties and provide an opportunity for the Parties to discuss the resolution of the obligations of the Parties under the Purchase Agreement;

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

 1.            Standstill Period . The Parties hereby agreed to forbear and postpone the filing, commencement, and prosecution of Claims (as defined below), if any, that either may have against the other, or any of their respective Affiliates, for the period of time (the “ Standstill Period ”) commencing on the Effective Date and continuing until the earliest of (a) the sixtieth (60 th ) day following the date first set forth above, (b) the mutual agreement of the Parties or (c) the institution of any proceeding by or against the Company seeking to adjudicate it a bankrupt or insolvent or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, composition of it or its debts or any similar order, in each case under any law relating to bankruptcy, insolvency or reorganization or relief of debtors. Nothing in this Agreement shall preclude any Party from initiating Claims or other legal action against the other Party (or their respective Affiliates) after the termination of the Standstill Period and nothing herein shall be construed as a waiver of any Claims that either Party may have against the other or their respective Affiliates.

2.             Tolling Period . During the Standstill Period, all Time-Related Defenses will be tolled for Claims that one Party may have against the other (or their respective Affiliates). This Agreement does not constitute, and shall not be interpreted as, an admission by any Party that any Claims are in existence or, if made, would be valid; that any Claims have or have not yet accrued; or that, but for the Agreement, any Claims would or would not be barred by any Time-Related Defense.  Other than that the days covered by the Standstill Period shall not count toward the accrual of any Time-Related Defense, it shall have no effect on any Time-Related Defense upon the termination of the Standstill Period.

3.            Standstill Arrangements .

 3.1.            Acquisition of Additional Voting Securities . The Purchaser hereby covenants and agrees that during the Standstill Period, neither the Purchaser nor any of its Affiliates will, without the prior approval of the Board of Directors of the Company (the “ Board ”), directly or indirectly, purchase or otherwise acquire (other than pursuant to a stock split or stock dividend) or make any proposal, other than a confidential proposal to the Board, to or agree to acquire, or become or agree to become the beneficial owner of any Voting Securities (as defined below) of the Company, other than (i) any Voting  Securities acquired through the exercise, conversion or exchange of the securities of the Company already held by it (the “ Purchaser’s Shares ”) or (ii) any voting securities issued as dividends on or otherwise issued in exchange or in consideration of or with respect to the Purchaser’s Shares or shares issued as dividends thereon or in exchange for or in respect of such shares.

 3.2.            Standstill Agreement .  The Purchaser hereby agrees that during the Standstill Period, neither the Purchaser nor any of its Affiliates shall, directly or indirectly, in any manner, acting alone or in concert with others (or solicit, request, advise, assist or encourage others to) take any of the actions set forth in Section 3.2(i) through 3.2(xi) below:

(i)          nominate or propose any candidates for the Board or seek to change or alter the composition or size or membership of the Board or the removal or replacement of any director or call or seek the call of any meeting of stockholders;

(ii)         submit a shareholder proposal under Rule 14a-8 of the Securities Exchange Act of 1934, directly or indirectly, to the Company or seek any referendum or the like by the shareholders of the Company;

(iii)        file a proxy or consent statement in opposition to the Company or otherwise obtain or solicit proxies or consents from any shareholders of the Company or be a participant in or make any solicitation for a matter relating to the Board;

(iv)        enter into any contract, arrangement or understanding with any person with respect to any securities of the Company, including but not limited to any acquisition of any securities (or beneficial ownership thereof), joint venture, loan or option agreement, put or call, guarantee of loans, guarantee of profits or division of losses or profits;

(v)         commence or enter into any tender offer or exchange offer, merger, acquisition or other business combination or extraordinary transaction involving the Company or any of its subsidiaries, including any transaction to acquire a majority of the assets of the Company or otherwise effect a change of control of the Company;

(vi)        form, join or in any way participate in a “group” (as defined under the Exchange Act) with respect to the Company or its securities;

(vii)       otherwise act, alone or in concert with others, to seek to influence the management, Board or policies of the Company or take any action to seek the removal of any member of the Board, change the size of the Board, obtain additional representation on the Board, or take any other action related to the management or the Board;

(viii)      disclose any intention, plan, proposal or arrangement or other matter inconsistent with its obligations under this Section 3.2 (provided that this clause (viii) shall not prohibit a confidential, non-public disclosure with respect to the matters for which a waiver may be sought under clause (xi) below);

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(ix)        effect or seek (including, without limitation, entering into any discussions, negotiations, agreements or understandings with any third person), offer or propose (whether publicly or otherwise) to effect, or cause or participate in, or in any way, advise, assist or encourage any other person or entity in connection with any action which it is prohibited from taking under this Section 3.2 or which is inconsistent with its obligations under this Section 3.2 (including via any supporting public statement with respect thereto or any adverse public statement regarding the Company or the Board or any of its members);

(x)          knowingly take any action which would, or would reasonably be expected to, force the Company to make a public announcement (or result in the Company making a public announcement) regarding any of the types of the foregoing matters; or

(xi)         request, directly or indirectly, any amendment or waiver or modification of, or deviation from, any provision of this Section 3.2 (including this sentence) or any other provision of this Agreement by the Company or any of its agents or representatives (provided that this clause (xi) shall not prohibit the Purchaser from confidentially requesting from the Board of the Company an amendment, waiver or modification, or deviation, from this Section 3.2 to permit it to engage in a transaction subject to clauses (iv) or (v) above).

  3.3.           Affiliates and Related Parties . The Purchaser shall cause each of its Affiliates  and shall use best efforts to cause the Affiliates of the members of Trim Capital (except for Michael Salaman or any entity affiliated with him), to abide by the restrictions applicable to such Affiliates under this Agreement and by all other provisions of this Agreement applicable to the Purchaser as if expressly applicable to such Affiliates.

4.            Other Agreements of the Parties .

  4.1.          During the Standstill Period, the Parties will discuss their plans for the resolution of the Parties’ obligations under the Purchase Agreement and the Notes. The Parties further agree that such plan shall address, on mutually acceptable terms, the repayment of expenses incurred by Trim Capital under the Purchase Agreement. The Purchaser acknowledges and agrees that during and after the Standstill Period the Company will use commercially reasonable efforts to obtain adequate financing, or consummate another strategic transaction, so as to assist the Company in resolving any obligations that it may have under the Purchase Agreement and the Notes and to otherwise enable the Company to obtain additional funding to provide for its working capital and general business needs.   Subject to, and without waiving any claims or defenses, it is the intention of the Parties that at the end of the Standstill Period, a mutually acceptable plan for the resolution and repayment of all such obligations will be adopted by the Parties.

  4.2.          The Company and the Purchaser hereby agree that (i) as of the Effective Date and for the duration of the Standstill Period, the effectiveness of Sections 4.5, 4.6, 4.8, 4.10, 4.13 and 4.19 of the Purchase Agreement are suspended and (ii) as of the Effective Date, Section 4.12 of the Purchase Agreement is terminated immediately without any further force or effect.

  4.3.          The Company hereby acknowledges its obligations to cooperate with Trim Capital as required under the Security Agreement and Intellectual Property Security Agreement entered into with Trim Capital as of June 28, 2012.

  4.4           Each Party hereby agrees that, during the Standstill Period, it will not make any statement, either directly or through other persons or entities, which is disparaging to the other Party or any of its affiliates, management, officers, directors, services, products, operations, prospects or other matters relating to its business.

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5.            Publicity .  The Company shall, by 9:30 a.m. (New York City time) or as soon thereafter as is practicable on the Trading Day immediately following the Effective Date, issue a press release in the form attached hereto as Exhibit A (the “ Press Release ”).  Until the Press Release is issued, the Company and the Purchaser shall keep the contents of this Agreement confidential other than as required by law. The Company, on the one hand, and the Purchaser, on the other hand, will each file a Current Report on Form 8-K (in the case of the Company) and a Schedule 13D amendment and a Form 4 (in the case of the Purchaser) disclosing the material terms of this Agreement and attaching this Agreement and the Press Release as exhibits thereto, promptly following the issuance of the Press Release (but in no event later than 5:30 p.m. (New York City time) on the fourth Trading Date following the Effective Date.

6.            Definitions . For purposes of this Agreement, the following terms shall have the following meanings:

              (a)           “ Claim ” or “ Claims ” means any action, arbitration, claim, crossclaim, counterclaim, third-party claim, or other legal or equitable right or remedy, that may exist in favor of a Party to this Agreement as against the other Party (or such other Party’s Affiliates).

              (b)           “ Time-Related Defense ” or “ Time-Related Defenses ” means all defenses, whether by statute, common law, or equity, based or partially based on the passage of time or on a conditioning of rights based on the time of assertion, knowledge, or notice, and includes all statutes of limitations and statutes of repose as well as all time-related equitable defenses, such as laches.

Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Purchase Agreement.

7.            Company Representations and Warranties . The Company represents and warrants to the Purchaser as follows:

              7.1.           Binding Agreement . The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. The Company has the full power and authority to execute, deliver and carry out the terms and provisions of this Agreement, and has taken all necessary action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by the Company, and, assuming the valid authorization, execution and delivery hereof by the Purchaser, is a valid and binding  obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, and other similar laws affecting or relating to the enforcement of creditors’ rights generally and by general principles of equity (whether applied in a proceeding at law or in equity).

              7.2.           Execution; No Violations . The execution and delivery of this Agreement by the Company does not, and the consummation by the Company of the transactions contemplated hereby will not: (a) violate or conflict with the organizational documents of the Company or any agreement, order, injunction, decree, or judgment to which the Company is a party or by which the Company or any of its respective properties is bound; or (b) violate any law, rule or regulation applicable to the Company.

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                8.            Representations and Warranties of the Purchaser . To induce the Company to enter into this Agreement, the Purchaser represents and warrants to the Company as follows:

              8.1.           Binding Agreement . The Purchaser is duly organized, validly existing and in good standing under the laws of the state in which it was organized and it has the full power and authority to execute, deliver and carry out the terms and provisions of this Agreement, and has taken all necessary action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by the Purchaser, and, assuming the valid authorization, execution and delivery hereof by the Company, is a valid and binding  obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, and other similar laws affecting or relating to the enforcement of creditors' rights generally and by general principles of equity (whether applied in a proceeding at law or in equity).

              8.2.           Execution; No Violations . The execution and delivery of this Agreement by the Purchaser does not, and the consummation by the Purchaser of the transactions contemplated hereby will not: (a) violate or conflict with the organizational documents of the Purchaser or any agreement, order, injunction, decree, or judgment to which the Purchaser is a party or by which the Purchaser or any of its  properties is bound; or (b) violate any law, rule or regulation applicable to the Purchaser.

  8.3.           Share Ownership . The Purchaser does not own any voting securities of the Company, or any securities convertible into or exchangeable or exercisable for any voting securities of the Company, or which, upon redemption thereof could result in the Purchaser or any of its Affiliates receiving any voting securities of the Company, or options, warrants, contractual rights or other rights of any kind to acquire or vote any voting securities of the Company (collectively, the “ Voting Securities ”), except those securities acquired pursuant to the Purchase Agreement.

9.            Specific Performance . Each of the Parties acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each Party agrees that, without posting bond or other undertaking, the other Party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any claim, action, cause of action or suit, whether in contract or tort or otherwise, whether at law or in equity. Each Party further agrees that, in the event of an action for specific performance in respect of such breach, it shall not assert the defense that a remedy at law would be adequate. The foregoing is in addition to, and not limitation of, any other remedies available at law or in equity.

10.          Breach . Each of the Parties shall be responsible for any breach of this Agreement by it or any of its respective Affiliates, whether directly or indirectly, of the terms applicable to its Affiliates, and each of the Parties agrees, at its sole expense, to take all reasonable measures to avoid any breach of this Agreement by any of its respective Affiliates. Without limiting the generality of the foregoing, each Party agrees that where this Agreement provides that it shall cause its respective Affiliates to take or refrain from taking certain actions, each Party acknowledges and agrees that the failure of such Affiliate to take or refrain from taking any such action shall constitute a breach of this Agreement for which such Party shall be responsible hereunder. The foregoing obligation shall not limit the remedies available to the any Party for any such breach of this Agreement.

11.          Entire Agreement . This Agreement contains the entire understanding of the Parties with respect to the “standstill arrangements” described herein and supersedes all prior agreements and understandings, oral or written, with respect to such standstill arrangements.

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12.          Amendments and Waivers; Interpretation . No amendment or waiver of any provision of this Agreement will be valid and binding unless it is in writing and signed, in the case of an amendment, by the Company and the Purchaser, or in the case of a waiver, by the Party against whom the waiver is to be effective. No waiver by any Party of any breach or violation or, default under or inaccuracy in any representation, warranty or covenant hereunder, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation, default of, or inaccuracy in, any such representation, warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any Party in exercising any right, power or remedy under this Agreement will operate as a waiver thereof. Each of the Parties has participated in the drafting of this Agreement and this Agreement shall not be construed against any Party hereto as the drafter hereof. As used in this Agreement, the term including shall mean including without limitation.

13.          Successors and Assigns . Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the Parties. Nothing in this Agreement, express or implied, is intended to confer upon any Party other than the Parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Nothing in this Section 13 shall limit the obligations hereunder of any of the Parties hereto.

14.          Counterparts . This Agreement may be executed in any number of counterparts, which may be exchanged by PDF or facsimile each of which will be deemed an original, but all of which together will constitute but one and the same instrument. This Agreement will become effective when duly executed by each Party hereto.

15.          Severability . Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. In the event that any provision hereof would, under applicable law, be invalid or unenforceable in any respect, each Party hereto intends that such provision will be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable law.

16.          Notice .  Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the  second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (d) upon actual receipt by the Party to whom such notice is required to be given. The address for such notices and communications shall be as follows:

If to the Company:

Skinny Nutritional Corp.

1100 East Hector Drive

Conshohocken, PA 19428

Attention:  Michael Salaman, CEO

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In each case, with a copy to (which shall not constitute notice):

Becker & Poliakoff, LLP

45 Broadway, 8th Floor

New York, NY 10006

Attention:  Michael Goldstein, Esq.

Fax:  (212) 557-0295

If to the Purchaser:

Trim Capital LLC

49 Pleasant Ridge Rd

Harrison, NY 10528

Attention:  Marc Cummins

In each case, with a copy to (which shall not constitute notice):

Pryor Cashman LLP

7 Times Square

New York, NY 10036

Attention:  Lawrence A. Spector, Esq.

Fax:  212-798-6374

17.            Governing Law .  All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each Party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each Party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Each Party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such Party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.

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IN WITNESS WHEREOF, the undersigned Parties have duly executed this Agreement as of the date first written above.

Skinny Nutritional Corp. By: /s/ Michael Salaman Name: Michael Salaman Title: Chief Executive Officer

  THE PURCHASER:

Trim Capital, LLC By: /s/ Marc Cummins Name: Marc Cummins Title: Managing Member

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